SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


(Mark One)

[X]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

     For the year ending December 31, 1998


[ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     Commission file number:  0-11244

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          German American Bancorp
          Employees' Profit Sharing Plan(1)

(1) This Initial Form 11-K filing is being filed concurrently with the Form S-8 Registration Statement for the "German American Bancorp Employees' Profit Sharing
Plan."

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          German American Bancorp
          711 Main Street, Box 810
          Jasper, Indiana 47546-3042

REQUIRED INFORMATION

A.       Financial Statements and Schedules:

                  Report of Independent Auditors

                  Statements of Net Assets Available for Benefits

                  Statement of Changes in Net Assets Available for Benefits with Fund Information

                  Notes to Financial Statements

                  Schedule of Assets Held for Investment Purposes

                  Schedule of Reportable Transactions

B.       Exhibits

                  Consent of Independent Auditors


SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

                                    German American Bancorp
                                    Employees' Profit Sharing Plan
                                             (Name of Plan)



Date June 29, 1999                  German American Bank, Trustee


                                    By: /s/ Norman E. Kempf
                                       ------------------------------------
                                        Norman E. Kempf, Vice President and
                                        Trust Officer

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 1998 and 1997

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN

Jasper, Indiana

FINANCIAL STATEMENTS
December 31, 1998 and 1997

CONTENTS




REPORT OF INDEPENDENT AUDITORS............................................    1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
      (MODIFIED CASH BASIS)...............................................    3

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
      WITH FUND INFORMATION (MODIFIED CASH BASIS).........................    4

    NOTES TO FINANCIAL STATEMENTS.........................................    6


SUPPLEMENTAL SCHEDULES

    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES............   11

    ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS........................   12

REPORT OF INDEPENDENT AUDITORS




German American Bancorp
Employees' Profit Sharing Plan
Jasper, Indiana


We have audited the statements of net assets available for benefits (modified cash basis) of German American Bancorp Employees' Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 on the basis of accounting described in
Note 1.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                               Crowe, Chizek and Company LLP

Indianapolis, Indiana
April 21, 1999

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 1998 and 1997


                                                           1998               1997
                                                           ----               ----

Investments, at fair value
    SEI Stable Asset Fund                                  $     2,459,320    $      2,130,359
    SEI Diversified Conservative Fund                              710,107             581,272
    SEI Diversified Conservative Income Fund                       800,923             508,632
    SEI Diversified Global Growth Fund                           1,460,497           1,651,861
    SEI Diversified Moderate Growth Fund                         5,671,320           4,716,578
    SEI Diversified U.S. Stock Fund                              4,574,798           3,535,543
    Participant notes receivable                                   190,641             236,238
    German American Bancorp Common Stock                           299,709                   -
    Cash and cash equivalents                                        1,342                 350
                                                           ---------------    ----------------

Net assets available for benefits                          $    16,168,657    $     13,360,833
                                                           ===============    ================

See accompanying notes.


GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION (MODIFIED CASH BASIS)
Year ended December 31, 1998

                                                                                    Participant Directed

                                                                                    Diversified       Diversified       Diversified
                                                     Stable         Diversified    Conservative         Global           Moderate
                                                      Asset        Conservative       Income            Growth            Growth
                                                      Fund             Fund            Fund              Fund              Fund

Additions to net assets
  Attributed to:
     Investment income
         Interest and dividends                  $     136,851    $     45,765     $      50,189    $       90,479    $     399,455
         Net appreciation (depreciation)                     -          53,688            26,341            72,385          433,372
          in fair value                          -------------    ------------     -------------    --------------    -------------
                                                       136,851          99,453            76,530           162,864          832,827

     Contributions
         Fund transfers from other plan                 11,709          15,388            15,068            40,111           57,217
         Rollovers                                      12,582          22,879            25,283            12,287           65,839
         Participants'                                  27,597          21,509            12,397            49,733           78,400
         Employer's                                     78,763          40,934            24,765           101,190          152,365
                                                 -------------    ------------     -------------    --------------    -------------
                                                       130,651         100,710            77,513           203,321          353,821
                                                 -------------    ------------     -------------    --------------    -------------
              Total additions                          267,502         200,163           154,043           366,185        1,186,648


Deduction from net assets
  Attributed to:
     Benefits paid to participants                      32,613          12,277            28,410            68,990          118,674
     Administrative fee                                  2,149             665               632             1,520            5,206
                                                 -------------    ------------     -------------    --------------    -------------
         Total deductions                               34,762          12,942            29,042            70,510          123,880
                                                 -------------    ------------     -------------    --------------    -------------


Net increase prior to interfund
  transfers                                            232,740         187,221           125,001           295,675        1,062,768
Interfund transfers                                     96,221         (58,386)          167,290          (487,039)        (108,026)
                                                 -------------    ------------     -------------    --------------    -------------
Net increase/(decrease)                                328,961         128,835           292,291          (191,364)         954,742

Net assets available for benefits
     Beginning of year                               2,130,359         581,272           508,632         1,651,861        4,716,578
                                                 -------------    ------------     -------------    --------------    -------------

     End of year                                 $   2,459,320    $    710,107     $     800,923    $    1,460,497    $   5,671,320
                                                ==============    ============     =============    ==============    =============


GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
WITH FUND INFORMATION (MODIFIED CASH BASIS)
Year ended December 31, 1998
                                                      Participant Directed
                                                         Diversified
                                                            U.S.          Participant
                                                            Stock            Note             GAB
                                                            Fund          Receivable         Stock         Cash            Total
Additions to net assets
  Attributed to:
     Investment income
         Interest and dividends                       $     371,692     $     20,233    $     2,188    $       848     $   1,117,700
         Net appreciation (depreciation)                    354,646                -        (51,334)             -           889,098
           in fair value                              -------------     ------------    -----------    -----------     -------------
                                                            726,338           20,233        (49,146)           848         2,006,798
     Contributions
         Fund transfers from other plan                      11,715                -         11,533              -           162,741
         Rollovers                                           10,563                -              -              -           149,433
         Participants'                                       87,469                -          3,231              -           280,336
         Employer's                                         167,309                -          3,231            833           569,390
                                                      -------------     ------------    -----------    -----------     -------------
                                                            277,056                -         17,995            833         1,161,900
                                                      -------------     ------------    -----------    -----------     -------------
              Total additions                             1,003,394           20,233        (31,151)         1,681         3,168,698

Deduction from net assets
  Attributed to:
     Benefits paid to participants                          129,685          (44,412)            71              -           346,308
     Administrative fee                                       4,203                -            191              -            14,566
                                                      -------------     ------------    -----------    -----------     -------------
         Total deductions                                   133,888          (44,412)           262              -           360,874
                                                      -------------     ------------    -----------    -----------     -------------

Net increase prior to interfund
  transfers                                                 869,506           64,645        (31,413)         1,681         2,807,824
Interfund transfers                                         169,749         (110,242)       331,122           (689)                -
                                                      -------------     ------------    -----------    -----------     -------------
Net increase/(decrease)                                   1,039,255          (45,597)       299,709            992         2,807,824

Net assets available for benefits
     Beginning of year                                    3,535,543          236,238              -            350        13,360,833
                                                      -------------     ------------    -----------    -----------     -------------
     End of year                                      $   4,574,798     $    190,641    $   299,709    $     1,342     $  16,168,657
                                                      =============     ============    ===========    ===========     =============


See accompanying notes.

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and 1997


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: Except for the adjustment of investments from cost to fair value, the accounting records of the German American Bancorp Employees' Profit Sharing Plan (Plan) are maintained on the cash basis. Consequently, certain revenues are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

Estimates: The preparation of financial statements in conformity with a modified cash basis of accounting requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

Investments Valuation and Income Recognition: Investments of the Plan are stated at aggregate fair value as determined by quoted market prices as of the last business day of the plan year. Cash and cash equivalents are stated at cost, which approximates fair value.

In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date.

Investment Contracts with Insurance Company: Before January 1, 1995, participants had the option to purchase insurance contracts. Participant contributions were used to purchase insurance for that individual participant. These contractual arrangements, under which funds are allocated to purchase insurance for individual participants, are considered allocated funding arrangements and are excluded from plan assets. The annual premiums on the outstanding contracts are included with benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits:  Benefits are recorded when paid.


NOTE 2 - PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General: German American Bancorp owns 100% of its subsidiaries, German American Bank, Peoples National Bank, Citizens State Bank (which includes the subsidiary formerly known as Community Trust Bank) and First State Bank. All employees of the subsidiaries and the holding company (the sponsor) are eligible to participate in the Plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting: The Plan provides for salary deferral contributions by employees of up to 5% of total Plan compensation, not to exceed the maximum amount allowable by the IRS. The employers will match the employee contribution 100% up to 5% of the participant's compensation. The employers will from time to time make discretionary contributions which are allocated to each participant's matching account, as defined, or basic account, as defined. Participants are fully vested in all salary deferral contributions. Employer matching and discretionary contributions vest on a gradual schedule, but are fully vested when the participant has seven years of service. Any amounts forfeited upon termination of employment are reallocated to the regular accounts of the remaining participants based on compensation.

Investment Options: Participants may change their investment options daily. Participants may designate their contributions and any employer contributions allocated to them may be invested in German American Bancorp common stock and any of the following investment options managed by SEI Investments:

     Stable Asset Fund:  Funds are invested in guaranteed  investment  contracts
     (GICs) issued by major life insurance companies and money center banks.

     Diversified Conservative Fund: The Fund is allocated 60% to U.S. and international fixed income funds, and 40% to domestic and international equity funds.

     Diversified Conservative Income Fund: The Fund is allocated 55% to a U.S. fixed income fund, 25% to domestic equity funds, and 20% to a money market fund.

     Diversified Global Growth Fund: 80% of the Fund is allocated to equity funds, including a 64% allocation to domestic equity funds and a 16% allocation to international funds. The remaining 20% of the Fund includes allocations to domestic and international fixed income funds.

     Diversified Moderate Growth Fund: The Fund is allocated 60% to equity funds, including a 48% allocation to domestic equity funds and a 12% allocation to an international equity fund. The remaining 40% is allocated to domestic and international fixed income funds, with approximately 1% allocated to a fund invested in money market instruments.

     Diversified U.S. Stock Fund: The Fund is allocated 99% to domestic equity funds including funds that invest in small and large-size companies. The Fund is allocated among managers who focus on small and large companies and who employ distinct styles of equity portfolio management, including value and growth.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Employer's contribution,
(b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Appreciation or depreciation in the value of each investment fund is allocated to the participating employees on a daily basis. The allocation is based upon the proportional relationship of the weighted average balance of each employee's account to the weighted average balance of all employees' accounts during the period.

Payment of Benefits: Upon termination of service, a participant will receive the vested value of his or her account in a lump sum. A participant may withdraw all or a portion of the value of his or her vested interest prior to termination of employment upon meeting certain requirements as defined in the Plan Agreement.

Retirement and Death: A participant or his beneficiary is entitled to 100% of his or her account balance upon retirement or death.

Fund  Transfers  From Other Plans:  Upon the  acquisition of Citizens State Bank
(CSB) assets from CSB's 401(k) plan were transferred to the German American Bank Plan.

Participant Notes Receivable: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of the vested account balance as of the most recent allocation date at the time of the loan disbursement. Loan transactions increase or decrease Investments and Participant Notes Receivable in offsetting amounts. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through payroll deductions. For these short term participant notes receivable, the unpaid principal balance is a reasonable estimate of fair value.

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employers, and certain others. The German American Bank Trust Department acts as Trustee for the Plan, and Trustee fees are paid by the plan sponsor. Party-in-interest transactions during the year ended December 31, 1998, included employer contributions and the holding of the Plan's cash and investments by the German American Bank Trust Department. Administrative fees of $9,841 paid to McCready and Keene (Plan Administrator) and audit fees of $4,350 paid to Crowe, Chizek and Company LLP (auditor for the Plan and independent account for the Plan sponsor) were paid by the Plan.

The Plan held the following party-in-interest investment (at market value)

                                             1998            1997
                                             ----            ----
     German American Bancorp
           common stock                      299,709            -


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.


NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 15, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $305,697 and $26,419 at December 31, 1998 and 1997.

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and 1997


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of financial statement net assets available for benefits to total assets on Form 5500 follows:

                                                   1998                 1997
                                                   ----                 ----

Net assets available for benefits            $    16,168,657     $    13,360,833
 per financial statements
Reconciling items
 Individual insurance contracts                       96,489             176,202
 Employer contribution receivable                    327,237             287,612
 Participant contribution receivable                  26,898              22,975
 Loan interest receivable                              1,347               1,696
                                             ---------------     ---------------

         Total assets per Form 5500          $    16,620,628     $    13,849,318
                                             ===============     ===============

A reconciliation of financial statement net increase in net assets to net income on Form 5500 for the year ended December 31, 1998 follows:


                                                                   1998

Net increase in net assets per financial statements                $  2,807,824
Reconciling items
  Accrued employer contribution as of December 31, 1997                (287,612)
  Accrued participant contribution as of December 31, 1997              (22,975)
  Accrued loan interest receivable as of December 31, 1997               (1,696)
  Accrued employer contribution as of December 31, 1998                 327,237
  Accrued participant contribution as of December 31, 1998               26,898
  Accrued loan interest receivable as of December 31, 1998                1,347
  Net depreciation in insurance contracts                               (79,713)
                                                                   -------------
      Net income per Form 5500                                     $  2,771,310
                                                                   =============

SUPPLEMENTAL SCHEDULES

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1998



Name of Plan Sponsor:                          German American Bancorp
Employer Identification Number:                35-1547518
Three Digit Plan Number:                       001

                                                            (c)
                                                      Description of
                   (b)                                  Investment
(a)        Identity of Issue,                            Including
                Borrower,                            Number of Shares,
               Lessor, or                          Rate of Interest and            (d)                     (e)
              Similar Party                           Maturity Dates              Cost                 Fair Value

        SEI Stable Asset Fund                            2,459,320           $   2,459,320           $    2,459,320
        SEI Diversified Conservative Fund                61,058.21                 651,565                  710,107
        SEI Diversified Conservative
          Income Fund                                    68,163.65                 780,121                  800,923
        SEI Diversified Global Growth
          Fund                                          111,148.90               1,427,103                1,460,497
        SEI Diversified Moderate Growth
          Fund                                          425,774.80               4,654,208                5,671,320
        SEI Diversified U.S. Stock Fund                 292,319.37               3,855,194                4,574,798
        Participant notes receivable                   9.25% to 9.75%                                       190,641
       *German American Bancorp
          common stock                                   13,171.04                 365,782                  299,709
        Cash                                                                         1,342                    1,342
                                                                                                     --------------
                                                Various maturities
                                                                                                     $   16,168,657

*  Denotes party-in-interest investment

GERMAN AMERICAN BANCORP
EMPLOYEES' PROFIT SHARING PLAN
ITEM 27d - SCHEDULE OF
REPORTABLE TRANSACTIONS
Year ended December 31, 1998


Name of Plan Sponsor:                          German American Bancorp
Employer Identification Number:                35-1547518
Three Digit Plan Number:                       001

                                                                                                             (f)
                                                                                                           Current
   (a)                                                                                                     Value of
Identity                   (b)                              (c)             (d)             (e)            Asset on          (g)
of Party               Description                       Purchase         Selling         Cost of         Transaction      Net Gain
Involved                of Asset                           Price           Price           Asset             Date           (Loss)
--------                --------                           -----           -----           -----             ----          --------

                 Series of aggregate
                   transactions which, in
                   total, are in excess of
                   5% of Plan assets:

SEI            Stable Asset Fund                        $1,470,269         $        -    $1,470,269       $1,470,269       $      -
SEI            Stable Asset Fund                                 -          1,141,308     1,141,308        1,141,308              -
SEI            Diversified U.S. Stock Fund               1,161,898                  -     1,161,898        1,161,898              -
SEI            Diversified U.S. Stock Fund                       -            848,982       597,862          848,982        251,120
SEI            Diversified Global Growth Fund              748,592                  -       748,592          748,592              -
SEI            Diversified Global Growth Fund                    -          1,102,821       910,979        1,102,821        191,842
